UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of May 2026

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Report on Legal Proceedings

1. Title of the Lawsuit: Arbitration regarding the operational support services contract for the UAE nuclear power plant project

•	Case No.: KCAB/IA No.26112-0010

2. Claimant: Korea Hydro & Nuclear Power Co., Ltd.(“KHNP”)

3. Summary of the Lawsuit:

On May 21, 2026, the claimant, KHNP, initiated arbitration at the Korean Commercial Arbitration Board (“KCAB”) seeking the payment of around USD 1.1 billion regarding the operational support services contract for the UAE nuclear power plant project

4. Amount Claimed:

•	Amount Claimed: around KRW 1,661 billion (around USD 1.1 billion)

•	Total Equity of Korea Electric Power Corporation(“KEPCO”): KRW 49,323 billion

•	Ratio of Amount Claimed to Total Equity of KEPCO: 3.37%

5. Court of Jurisdiction: Korean Commercial Arbitration Board(“KCAB”)

6. Planned Action: KEPCO plans to defend its case through its arbitration counsel during KCAB’s arbitration process

7. Filing Date: May 21, 2026

8. Confirmation Date: May 21, 2026

9. Other Information for an Investment Decision:

•

The claim amount in No.4 above is based on the first basic exchange rate announced by Hana bank as of May 21, 2026, the arbitration filing date(1 USD to 1,509.7 KRW). Such claim amount is being disputed by KEPCO.

•	The total equity of KEPCO above is based on the consolidated statements of the fiscal year 2025.

•

The arbitration proceeding described above relates to the same matter previously disclosed in the related disclosure below. It reflects a subsequent agreement between the parties to change the dispute resolution forum, following which KHNP filed for arbitration with the KCAB.

•	The existing arbitration proceeding before the London Court of International Arbitration (“LCIA”) is expected to be withdrawn.

•	Related Disclosure: Reports on Legal Proceedings dated May 7, 2025 and May 8, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-sik
Name: Joo, Hwa-sik
Title: Vice President

Date: May 22, 2026